Ur-Energy Confirms Safety of C$88.7 Million Cash Position
and Plans Towards Production and Expansion

Denver, Colorado (Marketwire – August 23, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “the Company”) confirms that its cash position is secure and work continues to advance the Company towards production. Bill Boberg, President and Chief Executive Officer, stated, “The basic fundamentals of the uranium market and of Ur-Energy remain unchanged. Medium and long term uranium supply continues to be a problem. Given Ur-Energy’s production schedule, low capital requirements, projected low cost of production and first-class technical team as well as a secure treasury sufficient to take us well into production, Ur-Energy is uniquely well-positioned in today’s market.

Our production staff maintains on schedule to submit our application to the Nuclear Regulatory Commission this September. Our Lost Creek project continues on the fast track to production in 2009. In addition, our exploration and development projects are aggressively moving forward. We thank our shareholders for their valued support and encouragement and want them to know that their investment in Ur-Energy continues to be solid and well placed.”

The Company recently released its second quarter financial results for 2007. As covered in Management’s Discussion and Analysis, two key events took place during the second quarter that impacted the Company’s cash position, which at June 30, 2007, was C$88.7 million.

In May, the Company completed a bought deal financing at C$4.75 per share, in which a total of 17,431,000 common shares were issued for gross proceeds of C$82.8 million. Direct share issue costs, including commissions, were C$5.3 million.

In June, the Company retired its only debt obligation with a C$12.0 million debt payment to New Frontiers Uranium LLC. The early debt repayment allowed the Company to save nearly C$4.0 million of future interest charges and placed the Company in a debt-free position.

As a result, the Company is well-funded and, considering the recent vagaries of the market, wishes to emphasize that all of the Company’s cash resources are invested with major banks in bankers’ acceptances, guaranteed investment certificates, certificates of deposit, or money market accounts. Roger Smith, Chief Financial Officer, stated, “The primary objective of the Company’s treasury and investment policy is safety of principal. Subject to this objective liquidity is emphasized, which allows management to focus its undivided attention on the development of our projects from a well-funded, debt-free position.”

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring its Lost Creek Wyoming uranium deposit into production in 2009. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.